================================================================================
            As filed with the Securities and Exchange Commission on May 2, 2001
                                                Registration Statement No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ______________________
                                    FORM S-3
                             ______________________
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ______________________
                           MICROSTRATEGY INCORPORATED
             (Exact name of registrant as specified in its charter)
                             ______________________


       Delaware                                           51-0323571
(State or other jurisdiction                          (I.R.S. Employer
of incorporation or organization)                    Identification No.)


                           1861 International Drive
                             McLean, Virginia 22102
                                 (703) 848-8600
                        (Address, including zip code, and
                     telephone number, including area code,
                            of registrant's principal
                               executive offices)
                             ______________________
                              Mr. Michael J. Saylor
                             Chief Executive Officer
                           MicroStrategy Incorporated
                           1861 International Drive
                            McLean, Virginia 22102
                                 (703) 848-8600

                                    Copy to:

                              Thomas S. Ward, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 526-6000

     Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.[ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ] 333-_______.

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] 333-__________.

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

         _____________________________________________________________
                        CALCULATION OF REGISTRATION FEE



                                                                Proposed          Proposed
   Title of Shares to be Registered         Amount               Maximum           Maximum             Amount of
                                            to be             Offering Price      Aggregate           Registration
                                           Registered/(1)/    Per Share/(2)/    Offering Price/(2)/       Fee
--------------------------------------------------------------------------------------------------------------------
 Class A Common Stock, $.001 par value
 per share............................       17,721,636             $4.17          $73,899,222          $18,474.80
--------------------------------------------------------------------------------------------------------------------


(1) Shares of class A common stock that may be offered pursuant to this registration statement consist of (A) 7,355,978 shares of class A common stock to be issued to the selling stockholders upon exchange of series A convertible preferred stock held by the selling stockholders or upon conversion of any shares of series D convertible preferred stock to be issued to the selling stockholders upon exchange of series A convertible preferred stock held by the selling stockholders and (B) 10,365,658 shares of class A common stock issuable (i) upon conversion of the series B convertible preferred stock and the series C convertible preferred stock issuable upon exchange of shares of series A convertible preferred stock held by the selling stockholders and (ii) as dividends on such series B convertible preferred stock and such series C convertible preferred stock in lieu of cash. For purposes of estimating the number of shares of class A common stock to be included in this registration statement, we included 10,365,658 shares, representing 125% of the total number of shares of class A common stock issuable upon conversion of and as dividends on the series B convertible preferred stock and series C convertible preferred stock, plus an indeterminate number of shares that may be issued as the result of any stock split, stock dividend, recapitalization, exchange or similar transaction pursuant to Rule 416 of the Securities Act, determined as if the series B convertible preferred stock were converted at a price of $12.50 per share and the series C convertible preferred stock were converted at a price of $17.50 per share and the dividend conversion prices for the series B convertible preferred stock and series C convertible preferred stock were $5.64, which was the closing sale price of the class A common stock on April 20, 2001.


(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low prices on the Nasdaq National Market on April 27, 2001.

                                 _______________

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), shall determine.

--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
The information in this prospectus is not complete and may be changed. We may not sell these securities or accept an offer to buy these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
--------------------------------------------------------------------------------


================================================================================

                  Subject to completion, dated May 2, 2001

PROSPECTUS

                           MICROSTRATEGY INCORPORATED

                   17,721,636 SHARES OF CLASS A COMMON STOCK

                                _______________

     The shares of class A common stock described in this prospectus consist of shares that will be issued to the selling stockholders upon exchange of their series A convertible preferred stock and that are issuable upon conversion of shares of series B convertible preferred stock, series C convertible preferred stock and series D convertible preferred stock that will be issued to the selling stockholders upon exchange of shares of series A convertible preferred stock held by the selling stockholders and as dividends on such series B convertible preferred stock and such series C convertible preferred stock in lieu of cash. These shares of class A common stock, when issued to the selling stockholders, will be offered by the selling stockholders named in this prospectus, which will receive all of the proceeds from any sales. If all of the shares of the series A convertible preferred stock held by the selling stockholders that may be exchanged for shares of class A common stock were exchanged, all shares of series B convertible preferred stock, series C convertible preferred stock and series D convertible preferred stock that may be issued to the selling stockholders in connection with the exchange of the series A convertible preferred stock were converted into shares of class A common stock and all dividends on the series B convertible preferred stock and series C convertible preferred stock were paid in shares of class A common stock in lieu of cash, assuming a dividend conversion price of $5.64 per share, which was the closing sale price of the class A common stock on April 20, 2001, the shares of series A convertible preferred stock held by the selling stockholders would have been exchanged for or converted into 15,648,504 shares of our class A common stock.


      The selling stockholders may sell the shares of common stock at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. Shares may be sold at the market price of the common stock at the time of a sale, at prices relating to the market price over a period of time, or at prices negotiated with the buyers of shares. More detailed information concerning the distribution of the shares is contained in the section of this prospectus entitled "Plan of Distribution" which begins on page 24.

      The selling stockholders will pay all brokerage fees and commissions and similar sale-related expenses. We are paying expenses relating to the registration of the shares with the Securities and Exchange Commission. We have also agreed to indemnify the selling stockholders against various liabilities.

     We will not receive any of the proceeds from the sale of the shares.

     The selling stockholders, or their pledgees, donees, transferees or other successors in interest, may offer the shares through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. Our class A common stock is traded on the Nasdaq National Market under the symbol "MSTR." On April 27, 2001, the closing sale price of our class A common stock on Nasdaq was $4.17 per share.

                            ______________________


Investing in our class A common stock involves a high degree of risk.  See "Risk
                          Factors" beginning on page 7.

                                _______________

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                The date of this prospectus is __________, 2001.


                               TABLE OF CONTENTS
                                                                                   Page
                                                                                   ----

          Where to Find More Information.........................................     3
          Incorporation of Certain Documents By Reference........................     3
          Special Note Regarding Forward-Looking Information.....................     4
          Business...............................................................     4
          Risk Factors...........................................................     6
          Use of Proceeds........................................................    19
          Selling Stockholders...................................................    19
          Plan of Distribution...................................................    22
          Terms of the Series A Convertible Preferred Stock Restructuring
          and of the Series B Convertible Preferred Stock, Series C Convertible
          Preferred Stock and Series D Convertible Preferred Stock...............    23

          Legal Matters..........................................................    29
          Experts................................................................    29

                             ______________________


     We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholder is offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.
The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

                         WHERE TO FIND MORE INFORMATION

     We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov. Our common stock is quoted on Nasdaq. Reports, proxy statements and other information concerning MicroStrategy may be inspected at the offices of The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding MicroStrategy and the common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from its Internet site.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate" into this prospectus information we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC in the future and incorporate by reference will automatically update and may supersede the information contained in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prior to the sale of all the shares covered by this prospectus.

     The following documents that we have filed with the SEC are incorporated herein by reference:

          (1) Our Annual Report on Form 10-K for the year ended December 31, 2000 dated April 2, 2001;

          (2)  Our Current Report on Form 8-K filed February 7, 2001;

          (3)  Our Current Report on Form 8-K filed February 15, 2001;

          (4)  Our Current Report on Form 8-K filed March 9, 2001;

          (5)  Our Current Report on Form 8-K filed April 4, 2001;

          (6)  Our Current Report on Form 8-K filed May 2, 2001;

          (7) All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

          (8) The description of our class A common stock contained in our Registration Statement on Form 8-A, including any amendments or reports filed for the purpose of updating such description.

You may request a copy of these documents, at no cost, by writing to:

               MicroStrategy Incorporated
               1861 International Drive
               McLean, VA 22108
               Attention:  Investor Relations
               Telephone:  (703) 848-8600

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

     This prospectus contains or incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act. You can identify these forward-looking statements by our use of the words "believes," "anticipates," "plans," "expects," "may," "will," "intends," "estimates" and similar expressions, whether in the negative or affirmative. Although we believe that these forward-looking statements reasonably reflect our plans, intentions and expectations, we cannot guarantee that we actually will achieve these plans, intentions or expectations. Our actual results could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements below (particularly under the heading "Risk Factors") that we believe could cause our actual results to differ materially from the forward-looking statements that we make. We do not intend to update information contained in any forward-looking statement we make.

                                    BUSINESS

  We are a leading worldwide provider of business intelligence software and related services that enable the transaction of one-to-one electronic business through web, wireless and voice communication channels. Our product line enables both proactive and interactive delivery of information from large-scale databases. Our objective is to provide businesses with a software platform to develop solutions that deliver insight and intelligence to their enterprises, customers and supply-chain partners.

  Our software platform enables users to query and analyze the most detailed, transaction-level databases, turning data into business intelligence. In addition to supporting internal enterprise users, the platform delivers critical business information beyond corporate boundaries to customers, partners and supply-chain constituencies through a broad range of communication channels such as the Internet, e-mail, telephone and wireless communication devices. Our platform is designed for developing business intelligence solutions that are personalized and proactive and that reach millions of users. We offer a comprehensive set of consulting, education and technical support services for our customers and partners.

  Our principal corporate offices are located in McLean, Virginia. We also maintain domestic sales offices throughout the United States and international sales offices throughout Europe, South America and the Asia-Pacific region. International sales accounted for 24.9%, 24.0% and 26.1% of our total revenues in 2000, 1999 and 1998, respectively.

  In July 1999, we launched a new business unit called Strategy.com. Third party content providers use Strategy.com's hosted One-to-One Messaging platform to offer their customers highly personalized, timely information services. These services are delivered on a scheduled or event-driven basis through a wide variety of delivery methods, including e-mail, telephone and wireless devices. With an infrastructure built upon a scalable and flexible database architecture, MicroStrategy platform technology and an XML interface, Strategy.com delivers over 500,000 messages per day on average. Each message is individually tailored by matching end user profiles and preferences with proprietary content or third-party syndicated content in the areas of finance, weather, traffic, sports and news. Strategy.com's hosted messaging applications can be used by companies to facilitate transactions, increase mind share and augment customer profile data warehouses with information that the user has provided and given permission to use. Strategy.com also provides application maintenance, development, customer billing, hosting and support services, enabling customers to focus on their core businesses. As of March 1, 2001, syndicated programming hosted by Strategy.com includes Finance, News, Weather, Sports and Traffic "channels." Strategy.com syndicates its channels through companies it refers to as Strategy.com affiliates, such as Earthlink and Ameritrade. Strategy.com has established dozens of affiliate agreements with leading Internet companies, communications carriers, media companies and financial institutions. Strategy.com also powers messaging services utilizing proprietary content for content brands such as Thomson Financial, Wall Street Journal Interactive, and Belo Interactive. Strategy.com currently provides over 500,000 subscribers with information services. In October 2000, MicroStrategy completed the reorganization of Strategy.com into a separate subsidiary. In connection with this reorganization, Strategy.com commenced a round of financing through the sale of Series A redeemable convertible preferred stock which was completed in January 2001. Aggregate proceeds from this round of financing totaled approximately $49.8 million, net of offering costs of approximately $3.0 million. Microstrategy owns approximately 84% of the economic interest in the outstanding equity of Strategy.com on an as converted, diluted basis.

     MicroStrategy's executive offices are located at 1861 International Drive, McLean, Virginia 22102, its telephone number is (703) 848-8600 and its website is located at http://www.microstrategy.com. MicroStrategy(R), DSS Agent(R) and QuickStrike(R) are registered trademarks of MicroStrategy.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

     If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our class A common stock could decline and you may lose all or part of your investment.

Our quarterly operating results, revenues and expenses may fluctuate significantly, which could have an adverse effect on the market price of our stock

     For a number of reasons, including those described below, our operating results, revenues and expenses may vary significantly from quarter to quarter. These fluctuations could have an adverse effect on the market price of our class A common stock.

     Fluctuations in Quarterly Operating Results. Our quarterly operating results may fluctuate as a result of:

     .  the size, timing and execution of significant orders and shipments;

     . the mix of products and services of customer orders, which can affect whether we recognize revenue upon the signing and delivery of our software products or whether revenue must be recognized as work progresses or over the entire contract period;

     .  the timing of new product announcements;

     .  changes in our pricing policies or those of our competitors;

     . market acceptance of business intelligence software generally and of new and enhanced versions of our products in particular;

     .  the length of our sales cycles;

     .  changes in our operating expenses;

     .  personnel changes;

     .  our success in adding to our indirect distribution channels;

     . utilization of our consulting personnel, which can be affected by delays or deferrals of customer implementation of our software products and consulting, education and support services;

     .  changes in foreign currency exchange rates; and

     . seasonal factors, such as our traditionally lower pace of new sales in the summer.

     Limited Ability to Adjust Expenses. We base our operating expense budgets on expected revenue trends. Many of our expenses, particularly personnel costs and rent, are relatively fixed. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. Accordingly, any shortfall in revenue may cause significant variation in operating results in any quarter.

     Based on the above factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is possible that in one or more future quarters, our operating results may be below the expectations of public market analysts and investors. In that event, the trading price of our class A common stock may fall.

We may lose sales, or sales may be delayed, due to the long sales and implementation cycles for our products, which would reduce our revenues

  To date, our customers have typically invested substantial time, money and other resources and involved many people in the decision to license our software products and purchase our consulting and other services. As a result, we may wait nine months or more after the first contact with a customer for that customer to place an order while they seek internal approval for the purchase of our products and/or services. During this long sales cycle, events may occur that affect the size or timing of the order or even cause it to be canceled. For example, our competitors may introduce new products, or the customer's own budget and purchasing priorities may change.

  Even after an order is placed, the time it takes to deploy our products and complete consulting engagements varies widely from one customer to the next. Implementing our product can sometimes last several months, depending on the customer's needs and may begin only with a pilot program. It may be difficult to deploy our products if the customer has complicated deployment requirements, which typically involve integrating databases, hardware and software from different vendors. If a customer hires a third party to deploy our products, we cannot be sure that our products will be deployed successfully.

Our employees, investors, customers, vendors and lenders may react adversely to the revision of our 1999, 1998 and 1997 revenues and operating results

  Our future success depends in large part on the support of our key employees, investors, customers, vendors and lenders, who may react adversely to the revision of our 1999, 1998 and 1997 revenues and operating results. The revision of our 1999, 1998 and 1997 revenues and operating results has resulted in substantial amounts of negative publicity about us and we believe that this publicity has caused some of our potential customers to defer purchases of our software or to do business with other vendors. We may not be able to retain key employees and customers if they lose confidence in us, and our vendors and lenders may reexamine their willingness to do business with us. In addition, investors may lose confidence, which may cause the trading price of our class A common stock to decrease. If we lose the services of our key employees or are unable to retain and attract our existing and new customers, vendors and lenders, our business, operating results and financial condition could be materially and adversely affected.

Our recognition of deferred revenue is subject to future performance obligations and may not be representative of actual revenues for succeeding periods

  Our deferred revenue was $81.6 million as of December 31, 2000. The timing and ultimate recognition of our deferred revenue depends on our performance of various service obligations. Because of the possibility of customer changes in development schedules, delays in implementation and development efforts and the need to satisfactorily perform product support services, deferred revenue at any particular date may not be representative of actual revenue for any succeeding period.

We may need additional financing which could be difficult to obtain

  We may require additional external financing through credit facilities, sale of additional equity in MicroStrategy or in our Strategy.com subsidiary or by obtaining other financing facilities to support our operations, as we expect to incur operating losses through at least the third quarter of 2001 and possibly longer. Obtaining additional financing will be subject to a number of factors, including:

  .  market conditions;

  .  our operating performance; and

  .  investor sentiment.

  These factors may make the timing, amount, terms and conditions of additional financing unattractive to us. If we are unable to raise capital to fund our operations, our business, operating results and financial condition may be materially and adversely affected.

We face litigation that could have a material adverse effect on our business, financial condition and results of operations

  We and certain of our directors and executive officers are named as defendants in a private securities class action lawsuit and a shareholder derivative lawsuit relating to the restatement of our 1999, 1998 and 1997 financial results. Although we have entered into agreements to settle such lawsuits, the settlements are subject to court approval and certain other conditions. If the agreed upon settlements are not consummated, it is possible that we may be required to pay substantial damages or settlement costs which could have a material adverse effect on our financial condition or results of operation. Regardless of the outcome of these matters, it is likely that we will incur substantial defense costs and that such actions may cause a diversion of management time and attention.

The issuance of class A common stock as part of the proposed settlement of class action litigation and the exercise of warrants or conversion of notes issued as part of the litigation settlement could result in a substantial number of additional shares of class A common stock being issued


  The agreements we entered into to settle the private securities class action lawsuit and the derivative suit relating to the restatement of our 1999, 1998 and 1997 financial results require us and certain of our executive officers to issue shares of class A common stock with a market value of $16.5 million, but not less than 550,000 shares, to the class members as part of the settlement. In addition, the settlement agreements require the issuance of warrants to purchase 1,900,000 shares of common stock and promissory notes having an aggregate principal amount of $80.5 million. We would have the option at any time to convert the notes into a number of shares of class A common stock equal to the principal amount of the notes being converted divided by 80% of the weighted average trading price of the class A common stock over a 10 day period preceding our delivery of a notice of conversion, which could result in a substantial number of shares of class A common stock being issued. For example, if the conversion price of notes were the closing sale price of the class A common stock of $5.64 on April 20, 2001, we would be obligated to issue 14,273,050 shares of class A common stock if we elected to convert the notes. The issuance of a substantial number of shares of class A common stock as part of the litigation settlement and future exercises or conversions of securities issued in the litigation settlement may result in substantial dilution to the interests of holders of class A common stock and may result in downward pressure on the price of our class A common stock.

We are currently unable to borrow additional amounts under our master equipment lease agreement

  We signed a three-year master lease agreement to lease up to $40.0 million of computer equipment, of which we have leased approximately $17.8 million as of December 31, 2000. Future drawdowns and interest rates under the lease agreement are subject to our credit worthiness. Currently, we are not able to draw down additional amounts under the lease agreement.

We face intense competition, which may lead to lower prices for our products, reduced gross margins, loss of market share and reduced revenue

  The markets for business intelligence software, customer relationship management applications, portals and narrowcast messaging technologies are intensely competitive and subject to rapidly changing technology. In addition, many of our competitors in these markets are offering, or may soon offer, products and services that may compete with MicroStrategy products and those of Strategy.com.

  MicroStrategy's most direct competitors provide:

  .  business intelligence software;

  .  OLAP tools;

  .  query and reporting tools;

  .  web-based static reporting tools;

  .  information delivery and proactive reporting;

  .  analytical customer relationship management products;

  .  web traffic analysis applications; and

  .  marketing automation.

  Each of these markets are discussed more fully below.

  Business Intelligence Software. Makers of business intelligence software provides business intelligence capabilities designed for integration, customization and application development. Leading analyst firms classify companies such as Microsoft, Oracle, Hyperion, SAP and SAS to be leading providers of business intelligence software.

  OLAP Tools. Companies that build software to perform OLAP provide offerings competitive with the core MicroStrategy 7 platform. Whether web-based or client-server, these tools give end users the ability to query underlying data sources without having to hand code structured query language queries. Most OLAP tools allow users to build their own calculations and specify report layouts and other options. Additionally, OLAP tools provide users the ability to navigate throughout the underlying data in an easy, graphical mode, often referred to as drilling. Providers of OLAP tools include Cognos, Microsoft, Hyperion, Brio, IBM, Seagate and Microsoft.

  Query and Reporting Tools.   Query and reporting tools allow large numbers of
end users to gain access to pre-defined reports for simple analysis. Often the end users are able to specify some sort of run-time criteria that customizes the result set for that particular person. Some limited `drilling' is also provided. Companies who produce query and reporting tools include Business Objects, Cognos, Oracle, Seagate, and Brio.

  Web-based Static Reporting Tools. Companies that offer software to deliver pre-built reports for end user viewing and consumption can also compete with MicroStrategy. These applications often lack the sophistication, robustness and scalability of MicroStrategy, but can be attractive for small, departmental applications. Vendors in this category include Actuate, Business Objects, Seagate, Microsoft, Computer Associates and SAS.

  Information Delivery and Proactive Reporting. Companies that focus on the proactive delivery of information, via e-mail, website, or other medium can compete with MicroStrategy's offerings. Typically these tools serve to push out compiled reports on a scheduled basis to sets of users based on job type. MicroStrategy software has this technology integrated into its core platforms. Vendors of such technology include Actuate, nQuire, Information Builders and Business Objects.

  Analytical Customer Relationship Management Products.   Companies that deliver
customer relationship management products alone or in conjunction with e-commerce applications, such as Broadbase, BroadVision, E.piphany, Vignette, compete with our analytical customer relationship management applications. In contrast with providers of operational customer relationship management vendors, such as Vantive and Oracle, analytical customer relationship management deals more with customer segmentation, analysis and interaction as opposed to infrastructure and call centers.

  Web Traffic Analysis Applications. Reporting and analysis tools can be specialized to deal specifically with the analysis of visitors to a company's website. Typically this involves extracting data from a web-log file and importing it into a usable format, often in a relational database. A set of analysis, sometimes customer-centric in nature, is performed, and limited ad-hoc reporting is permitted. Advanced applications in this space merge data from the web-logs with other customer centric attributes to help provide a complete view of the customer base. Vendors in this space include Accrue, Net.Genesis and WebTrends.

  Marketing Automation. Applications focused on the automation and execution of marketing tasks, such as campaign management and delivery, compete with our customer relationship management applications and our Narrowcast Server platform. Leading vendors in this space include E.piphany, Xchange, Chordiant and Broadbase.

  Strategy.com's most direct competitors provide:

  .  web portal and information networks;

  .  vertical internet portals and information networks; and,

  .  wireless communications and wireless access protocol enabled products.

  Each of these market segments are discussed more fully below.

  Web Portals and Information Networks.   Web portals and information networks,
such as Microsoft Network, Yahoo, Lycos, Excite, America Online and InfoSpace.com, offer an array of information that is similar to information provided by Strategy.com.

  Vertical Internet Portals and Information Networks.   Expedia, Weather.com,
CNBC.com, ABC.com, ESPN.com, Microsoft Investor, StockBoss, Microsoft CarPoint, InfoBeat, Internet Travel Network and others have developed custom applications and products to commercialize, analyze and deliver specific information over the Internet. These systems are usually tailored to one application, such as providing news, sports or weather, but in the aggregate, they offer applications similar to those provided by Strategy.com. Any one of these companies could expand their offerings to more closely compete with Strategy.com.

  Wireless Communications and Wireless Access Protocol Enabled Products. Wireless communications providers, such as AT&T, Sprint, MCI WorldCom, Nextel Communications, British Telecom, Deutsche Telekom, PageNet, Nokia, Ericsson, 3COM and Palm offer a variety of mobile phones and wireless devices over which Strategy.com delivers information. These companies may develop in-house information services or partner with other companies to deliver information that is competitive to that offered by Strategy.com.

  Many of our competitors have longer operating histories, significantly greater financial, technical, marketing or other resources, and greater name recognition than we do. In addition, many of our competitors have strong relationships with current and potential customers and extensive knowledge of the business intelligence industry. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than we can. Increased competition may lead to price cuts, reduced gross margins and loss of market share. We cannot be sure that we will be able to compete successfully against current and future competitors or that the competitive pressures we face will not have a material adverse affect on our business, operating results and financial condition.

  Current and future competitors may also make strategic acquisitions or establish cooperative relationships among themselves or with others. By doing so, they may increase their ability to meet the needs of our potential customers. Our current or prospective indirect channel partners may establish cooperative relationships with our current or future competitors. These relationships may limit our ability to sell our products through specific distribution channels. Accordingly, new competitors or alliances among current and future competitors may emerge and rapidly gain significant market share. These developments could harm our ability to obtain maintenance revenues for new and existing product licenses on favorable terms.

We have expanded our business rapidly and our failure to manage this expansion effectively, as well as the strain it places on our resources, could have a material adverse effect on our business, operating results and financial condition

   We have expanded rapidly. Our total number of employees has grown from 907 on December 31, 1998 to 1865 on March 31, 2001. This expansion has placed significant demands on our administrative, operational, financial and personnel resources and is expected to continue doing so. In particular, our expansion into international markets has led to increased financial and administrative demands. For example, managing relationships with new foreign partners require additional administrative burdens and managing foreign currency risks requires expanded treasury functions. We may also need to expand our support organization to develop our indirect distribution channels in new and expanded markets and to accommodate growth in our installed customer base.

   In addition, the development of the Strategy.com network could divert the time and attention of our senior management from our other business. Michael J. Saylor, our chairman and chief executive officer, currently is responsible for the strategic planning and direction of both our MicroStrategy software business and the Strategy.com business. If Mr. Saylor does not effectively manage his time and attention between these businesses, it could materially adversely affect our business, operating results and financial condition.

If we are unable to recruit or retain skilled personnel, or if we lose the services of any of our key management personnel, our business, operating results and financial condition would be materially adversely affected

   Our future success depends on our continuing ability to attract, train, assimilate and retain highly skilled personnel. Competition for these employees is intense. We may not be able to retain our current key employees or attract, train, assimilate or retain other highly skilled personnel in the future. In April 2001, we implemented a corporate restructuring which included a reduction in our worldwide workforce of approximately one-third. This reduction in force could have an adverse impact on our employee morale and on our ability to attract and retain employees. Our future success also depends in large part on the continued service of key management personnel, particularly Michael J. Saylor, our chairman and chief executive officer, and Sanju K. Bansal, our vice chairman, executive vice president and chief operating officer. If we lose the services of one or both of these individuals or other key personnel, or if we are unable to attract, train, assimilate and retain the highly skilled personnel we need, our business, operating results and financial condition could be materially adversely affected.

Our inability to develop and release product enhancements and new products to respond to rapid technological change in a timely and cost-effective manner would have a material adverse effect on our business, operating results and financial condition

   The market for our products is characterized by rapid technological change, frequent new product introductions and enhancements, changing customer demands and evolving industry standards. The introduction of products embodying new technologies can quickly make existing products obsolete and unmarketable. We believe that our future success depends largely on three factors:

   . our ability to continue to support a number of popular operating systems and databases;

   .  our ability to maintain and improve our current product line; and

   . our ability to rapidly develop new products that achieve market acceptance, maintain technological competitiveness and meet an expanding range of customer requirements.

   Business intelligence applications are inherently complex, and it can take a long time to develop and test major new products and product enhancements. In addition, customers may delay their purchasing decisions because they anticipate that new or enhanced versions of our products will soon become available. We cannot be sure that we will succeed in developing and marketing, on a timely and cost-effective basis, product enhancements or new products that respond to technological change, introductions of new competitive products or customer requirements, nor can we be sure that our new products and product enhancements will achieve market acceptance.

The emergence of new industry standards may adversely affect our ability to market our existing products

   The emergence of new industry standards in related fields may adversely affect the demand for our existing products. This could happen, for example, if new web standards and technologies emerged that were incompatible with customer deployments of our MicroStrategy applications. Although the core database component of our business intelligence solutions is compatible with nearly all enterprise server hardware and operating system combinations, such as OS/390, AS/400, Unix and Windows, our application server component runs only on the Windows NT operating system. Therefore, our ability to increase sales currently depends on the continued acceptance of the Windows NT operating system. We cannot market many of our current business intelligence applications to potential customers who use Unix operating systems as their application server. We would have to invest substantial resources to develop a Unix product and we cannot be sure that we could introduce such a product on a timely or cost-effective basis, if at all.

The legal environment regarding collection and use of personal information is uncertain and new laws or government regulations could have a material adverse effect on our business, operating results and financial condition

   Although some existing laws govern the collection and use of personal information obtained through the Internet or other public data networks, it is unclear whether they apply to our products and us. Most of these laws were adopted before the widespread use and commercialization of the Internet and other public data networks. As a result, the laws do not address the unique issues presented by these media.

   Due to increasing use of the Internet and the dramatically increased access to personal information made possible by technologies like ours, the U.S. federal and various state and foreign governments have recently proposed limitations on the collection and use of personal information of users of the Internet and other public data networks.

   Although we attempt to obtain permission from users prior to collecting or processing their personal data, new laws or regulations governing personal privacy may change the ways in which we and our customers and affiliates may gather this personal information. There may be significant costs and delays involved with adapting our products to any change in regulations.

   Our business, and in particular the Strategy.com network, depends upon our receiving detailed personal information about subscribers in order to provide them with the services they select. Privacy concerns may cause some potential subscribers to forego subscribing to our service. If new laws or regulations prohibit us from using information in the ways that we currently do or plan to do, or if users opt out of making their personal preferences and information available to us and Strategy.com affiliates, the utility of our products will decrease, which could have a material adverse effect on our business, operating results and financial condition. If our customers, our network or Strategy.com affiliates misuse personal information, our legal liability may be increased and our growth may be limited.

   The Federal Trade Commission has recently launched investigations of the data collection practices of various Internet companies. In addition, numerous individuals and privacy groups have filed lawsuits or administrative complaints against other companies asserting that they were harmed by the misuse of their personal information. If comparable legal proceedings were commenced against us, regardless of the merits of the claim, we could be required to spend significant amounts on legal defense and our senior management's time and attention could be diverted from our business. In addition, demand for our products could be reduced if companies are not permitted to use clickstream data derived from their websites. This could materially and adversely affect our business, operating results and financial condition.

   In Europe, the European Union Directive on Data Protection requires member countries to implement legislation that prohibits any European entity from sharing personal data collected from EU persons with entities in any country that is not deemed to have adequate data protection laws. Currently, the United States' data protection laws are not deemed to be adequate, and some data transfers from European entities to us may be prohibited unless explicit consent is obtained from EU data subjects, we agree to specified contractual privacy safeguards that are approved by EU authorities, or we comply with the requirements of the so-called Safe Harbor program between the United States and the EU. It may not be feasible for us to obtain the required consent or to make the necessary contractual commitments. Currently, we have not sought to be certified under the Safe Harbor program, and our data collection and handling practices may not qualify under this program. Although enforcement of EU data protection laws against U.S. companies is currently subject to a standstill, this standstill will expire in June 2001, and some countries, including France, are currently attempting to enforce data protection laws with respect to data exports to the United States, notwithstanding the existence of the standstill.

Our business may suffer if either the Internet infrastructure or the wireless communication infrastructure is unable to effectively support the growth in demand placed upon it

   The Strategy.com network and our other products depend increasingly upon the Internet infrastructure and wireless communications infrastructures to collect information and deliver information to customers. These infrastructures may not continue to effectively support the capacity, speed and security demands placed upon them as they continue to experience increased numbers of users, frequency of use and increased requirements for data transmission by users. Even if the necessary infrastructure or technologies are developed, we may incur considerable costs to adapt our solutions accordingly. Furthermore, the Internet has experienced a variety of outages and other delays due to damage to portions of its infrastructure or attacks by hackers. These outages and delays could impact the websites using our products or hosting the Strategy.com network and could materially affect our business, operating results and financial condition.

If the market for business intelligence software fails to grow as we expect, or if businesses fail to adopt our products, our business, operating results and financial condition would be materially adversely affected

   Nearly all of our revenues to date have come from sales of business intelligence software and related technical support, consulting and education services. We expect these sales to account for a large portion of our revenues for the foreseeable future. Although demand for business intelligence software has grown in recent years, the market for business intelligence software applications is still emerging. Resistance from consumer and privacy groups to increased commercial collection and use of data on spending patterns and other personal behavior may impair the further growth of this market, as may other developments. We cannot be sure that this market will continue to grow or, even if it does grow, that businesses will adopt our solutions. We have spent, and intend to keep spending, considerable resources to educate potential customers about business intelligence software in general and our solutions in particular. However, we cannot be sure that these expenditures will help our products achieve any additional market acceptance. If the market fails to grow or grows more slowly than we currently expect, our business, operating results and financial condition would be materially adversely affected.

Our relationship with Strategy.com could create the potential for conflicts of interest

   We hold an approximately 84% economic interest in the equity of Strategy.com. Conflicts may arise between us and other investors in Strategy.com, including: the allocation of business opportunities, the sharing of rights, technologies, facilities, personnel and other resources, and the fiduciary duties owed by officers, directors and other personnel who provide services to both us and Strategy.com.

Strategy.com has only recently introduced its network and it is uncertain whether it will achieve widespread acceptance

   Strategy.com has implemented the finance, news, weather, sports and traffic channels of its network. Strategy.com may introduce additional channels as part of our suite of information and we could be subject to delays or difficulties in this commercial introduction. We expect that a portion of our future revenue will depend on fees from subscribers for the use of the Strategy.com network service, from products and services offered through this network, and from royalties from Strategy.com affiliates who bundle the Strategy.com network with their own product and service offerings. If this service, or the products and services offered through it, fails to achieve widespread customer acceptance, our business, operating results and financial condition would be materially adversely affected. In addition, revenue from Strategy.com would be adversely affected if Strategy.com affiliates do not perceive that the integration of the Strategy.com network with their product and service offerings will increase demand for their products and services or will otherwise be able to generate a sufficient return on their investment in the use of our network.

Strategy.com is expected to incur significant losses for the foreseeable future and will require additional external financing

   Strategy.com is expected to incur significant losses for the foreseeable future and will require additional external financing to support its operations and it may be difficult to obtain addition financing on acceptable terms. If Strategy.com is unable to raise capital to fund its operations, our business and spending results could be materially and adversely affected.

Strategy.com relies on Strategy.com affiliates to market and deliver Strategy.com services to their customers and if Strategy.com is unable to enter into arrangements with a sufficient number of Strategy.com affiliates, or if Strategy.com affiliates are unable to interest their customers in Strategy.com services or have difficulty in delivering those services to their customers, our business and reputation will suffer

   Strategy.com relies on Strategy.com affiliates to market and deliver Strategy.com services to their customers. Strategy.com may not attract Strategy.com affiliates who will market its services effectively and deliver services reliably to customers. If Strategy.com affiliates fail to deliver services reliably, Strategy.com could face liability claims from its subscribers and our reputation could be damaged. Strategy.com includes contractual provisions limiting its liability to the subscriber for failures and delays, but these limits may not be enforceable and may not be sufficient to shield Strategy.com from liability. Strategy.com will seek to obtain liability insurance to cover problems of this sort, but insurance may not be available and the amounts of its coverage may not be sufficient to cover all potential claims.

   Our ability to achieve revenue growth in the future will depend in part on Strategy.com's success in recruiting and maintaining successful relationships with Strategy.com affiliates and the performance of the systems deployed and maintained by Strategy.com affiliates which Strategy.com does not control. If Strategy.com is unable to recruit Strategy.com affiliates or maintain its relationships with Strategy.com affiliates, or if Strategy.com affiliates perform poorly in the delivery of Strategy.com services to customers, our business, operating results and financial condition will suffer.

Because of the rights of our two classes of common stock, and because we are controlled by our existing stockholders, these stockholders could transfer control of MicroStrategy to a third party without anyone else's approval or prevent a third party from acquiring MicroStrategy

   We have two classes of common stock: class A common stock and class B common stock. Holders of our class A common stock generally have the same rights as holders of our class B common stock, except that holders of class A common stock have one vote per share while holders of class B common stock have ten votes per share. As of March 1, 2001, holders of our class B common stock owned or controlled 51,165,624 shares of class B common stock, or 94.4% of the total voting power. Michael J. Saylor, our chairman and chief executive officer, controlled 3,550,155 shares of class A common stock and 39,657,110 shares of class B common stock, or 73.8% of total voting power, as of March 1, 2001. Accordingly, Mr. Saylor is able to control MicroStrategy through his ability to determine the outcome of elections of our directors, amend our certificate of incorporation and bylaws and take other actions requiring the vote or consent of stockholders, including mergers, going private transactions and other extraordinary transactions and their terms.

   Our certificate of incorporation allows holders of class B common stock, almost all of who are employees of our company or related parties, to transfer shares of class B common stock, subject to the approval of a majority of the holders of outstanding class B common stock. Mr. Saylor or a group of stockholders possessing a majority of the outstanding class B common stock could, without seeking anyone else's approval, transfer voting control of MicroStrategy to a third party. Such a transfer of control could have a material adverse effect on our business, operating results and financial condition. Mr. Saylor will also be able to prevent a change of control of MicroStrategy, regardless of whether holders of class A common stock might otherwise receive a premium for their shares over the then current market price.

The conversion of the shares of our preferred stock could result in substantial numbers of additional shares of class A common stock being issued if our market price declines during periods in which the conversion price of the preferred stock may adjust

   The holders of 11,970 shares of our series A convertible preferred stock will exchange their preferred stock for cash and shares of our class A common stock, series B convertible preferred stock, series C convertible preferred stock and series D convertible preferred stock. The series B convertible preferred stock, series C convertible preferred stock and series D convertible preferred are convertible into shares of our class A common stock at conversion prices currently equal to $12.50, $17.50 and $5.00 per share, respectively. The shares of series B convertible preferred stock and series C convertible preferred stock that we will issue in the exchange would currently convert into 4,240,000 shares of class A common stock, plus a number of shares reflecting accrued but unpaid dividends as of the conversion date. However, if the holders of the series B convertible preferred stock and series C convertible preferred stock do not convert their shares into shares of class A common stock prior to their maturity three years from the date of issuance, and if we do not redeem their outstanding shares of series B convertible preferred stock and series C convertible preferred stock at maturity, the conversion price for such shares will be reset to a price equal to 95% of the dollar weighted average price of our class A common stock for the 30 trading days prior to the maturity date. If the market price of our class A common stock is less than the applicable conversion price at maturity, the number of shares of class A common stock that we could be required to issue upon conversion of the series B convertible preferred stock and series C convertible preferred stock would increase. For instance, if the market price of our class A common stock on the maturity date of our series B convertible preferred stock and series C convertible preferred stock were the same as the market price of our class A common stock as of April 20, 2001, the holders of the series B convertible preferred stock and series C convertible preferred stock did not elect to convert any of their shares prior to the maturity date and we did not redeem such shares on the maturity date, we would be required to issue a total of 10,806,738 shares of our class A common stock upon conversion of such shares at maturity.

   After the exchange of shares of our series A convertible preferred stock for shares of our class A common stock, series B convertible preferred stock, series C convertible preferred stock and series D convertible preferred stock as described above, there will be 530 shares of our series A convertible preferred stock outstanding if we do not elect to redeem such shares in connection with the restructuring of the series A convertible preferred stock. As of April 1, 2001, these shares of series A convertible preferred stock are convertible into class A common stock at a conversion price equal to $33.3854 per share. This conversion price may be adjusted based on the market price of our class A common stock if the series A convertible preferred stock remains outstanding on June 19, 2001 and on each subsequent anniversary of such date, if such adjustment would result in a lower conversion price. The conversion price may also be adjusted upon the occurrence of various events, including the failure to maintain the effectiveness of the registration statement to which these shares relate and the issuance of certain equity securities. As a result, the lower the price of our class A common stock at these intervals, the greater the number of shares the holder will receive upon conversion after any such adjustment. For example, the number of shares of class A common stock that we would be required to issue upon conversion of all 530 shares of series A convertible preferred stock, excluding shares issued as accrued dividends, would increase from approximately 158,752 shares, based on the applicable conversion price of $33.3854 per share as of April 1, 2001, to approximately 939,716 shares based on the closing price of our class A common stock as of April 20, 2001.

   To the extent the shares of our preferred stock are converted or dividends on these shares are paid in shares of class A common stock rather than cash, a significant number of shares of class A common stock may be sold into the market, which could decrease the price of our class A common stock and encourage short sales. Short sales could place further downward pressure on the price of our class A common stock. In that case, we could be required to issue an increasingly greater number of shares of our class A common stock upon future conversions of the preferred stock as a result of the annual and other adjustments described above, sales of which could further depress the price of our class A common stock.

   The conversion of and the payment of dividends in shares of class A common stock in lieu of cash on the preferred stock may result in substantial dilution to the interests of other holders of our class A common stock. No selling stockholder may convert its preferred stock if upon such conversion the selling stockholder together with its affiliates would have acquired a number of shares of class A common stock during the 60-day period ending on the date of conversion which, when added to the number of shares of class A common stock held at the beginning of such 60-day period, would exceed 9.99% of our then outstanding class A common stock, excluding for purposes of such determination shares of class A common stock issuable upon conversion of shares of preferred stock which have not been converted. Nevertheless, a selling stockholder may still sell a substantial number of shares in the market. By periodically selling shares into the market, an individual selling stockholder could eventually sell more than 9.99% of our outstanding class A common stock while never holding more than 9.99% at any specific time.

We may be required to pay substantial penalties to the holders of the preferred shares if specific events occur

   In accordance with the terms of the agreements relating to the issuance of the series A convertible preferred stock, the series B convertible preferred stock, the series C convertible preferred stock and the series D convertible preferred stock, we are required to pay substantial penalties to a holder of preferred stock under specified circumstances, including, among others:

   . nonpayment of dividends on the series A convertible preferred stock, series B convertible preferred stock and series C convertible preferred stock in a timely manner;

   . failure to deliver shares of our class A common stock upon conversion of the preferred shares after a proper request;


   . nonpayment of the redemption price at maturity of any remaining series A convertible preferred stock, series B convertible preferred stock and series C convertible preferred stock; or

   . the unavailability of the registration statement relating to the shares of class A common stock issuable upon conversion of and in lieu of cash dividends on the preferred stock to cover the resale of such shares for more than brief intervals.

   Such penalties are generally paid in the form of interest payments, subject to any restrictions imposed by applicable law. In the third quarter of 2000, we incurred $578,000 in penalties as a result of a 14-day delay in the filing of a registration statement registering the shares of class A common stock issuable upon conversion of and in lieu of dividends on the series A convertible preferred stock.

We rely on our strategic channel partners and if we are unable to develop or maintain successful relationships with them, our business, operating results and financial condition will suffer

   In addition to our direct sales force, we rely on strategic channel partners, such as original equipment manufacturers, system integrators and value-added resellers, to license and support our products in the United States and internationally. In particular, the years ended December 31, 2000, 1999 and 1998, channel partners accounted for, directly or indirectly, approximately 44.4%, 39.2% and 33.6% of our total product license revenues, respectively. Our channel partners generally offer customers the products of several different companies, including some products that compete with ours. Although we believe that direct sales will continue to account for a majority of product license revenues, we intend to increase the level of indirect sales activities through our strategic channel partners. However, we may not be successful in our efforts to continue to expand indirect sales in this manner. We may not be able to attract strategic partners who will market our products effectively and who will be qualified to provide timely and cost-effective customer support and service. Our ability to achieve revenue growth in the future will depend in part on our success in developing and maintaining successful relationships with those strategic partners. If we are unable to develop or maintain our relationships with these strategic partners, our business, operating results and financial condition will suffer.

Third party providers of information and services for Strategy.com services may fail to provide us such information and services or may also provide such information and services to our competitors

   Strategy.com relies on third parties to provide information and services for the Strategy.com network. For example, Strategy.com relies on Thomson Financial to provide users of Strategy.com financial information services with stock quote information. If one or more of these providers were to stop working with Strategy.com, Strategy.com would have to rely on other parties to provide the information and services it needs. Other parties may not be willing to do so on reasonable terms. Furthermore, Strategy.com does not have long-term agreements with its providers of information and services and cannot restrict them from providing similar information and services to its competitors. As a result, Strategy.com's competitors may be able to duplicate some of the information and services that it provides and may, therefore, find it easier to enter the market for personal intelligence and compete with Strategy.com.

Strategy.com affiliates will rely on Strategy.com to maintain the infrastructure of the network and any problems with that infrastructure could expose Strategy.com to liability from its Strategy.com affiliates and their customers

   Strategy.com affiliates depend on Strategy.com to maintain the software and hardware infrastructure of the Strategy.com network. If this infrastructure fails or Strategy.com affiliates or their customers otherwise experience difficulties or delays in accessing the network, Strategy.com could face liability claims from them. Strategy.com expects to include contractual provisions limiting its liability to its Strategy.com affiliates for system failures and delays, but these limits may not be enforceable and may not be sufficient to shield Strategy.com from liability. Strategy.com will seek to obtain liability insurance to cover problems of this sort, but insurance may not be available and the amounts of its coverage may not be sufficient to cover all potential claims.

Strategy.com is vulnerable to system failures, which could cause interruptions or disruptions in its service

   The hardware infrastructure on which the Strategy.com system operates is located at the Exodus Communications data center in Northern Virginia. Strategy.com may not be able to manage this relationship successfully to mitigate any risks associated with having its hardware infrastructure maintained by Exodus. Unexpected events such as natural disasters, power losses and vandalism could damage its systems. Telecommunications failures, computer viruses, electronic break-ins or other similar disruptive problems could adversely affect the operation of its systems. Insurance policies may not provide adequate compensation for any losses that may occur due to any damages or interruptions in its systems. Accordingly, we may need to make capital expenditures in the event of damage. Strategy.com does not currently have a formal disaster recovery plan. Periodically, Strategy.com experiences unscheduled system downtime that results in its website being inaccessible to subscribers. Although Strategy.com has not suffered material losses during these downtimes to date, if these problems persist in the future, users, Strategy.com affiliates and advertisers could lose confidence in Strategy.com services.

System capacity constraints may diminish our ability to generate revenues from Strategy.com

   A substantial increase in the use of the products and services offered by Strategy.com could strain the capacity of its systems, which could lead to slower response time or system failures. System failures or slowdowns could adversely affect the speed and responsiveness of the Strategy.com network. These would diminish the experience for Stategy.com subscribers and affect our reputation. The ability of Stategy.com systems to manage a significantly increased volume of transactions in a production environment is unknown. As a result, Stategy.com faces risks related to its ability to scale up to expected transaction levels while maintaining satisfactory performance. If Strategy.com transaction volume increases significantly, it may need to purchase additional servers and networking equipment to maintain adequate data transmission speeds. The availability of these products and related services may be limited or their cost may be significant.

We have only limited protection for our proprietary rights in our software, which makes it difficult to prevent third parties from infringing upon our rights

   We rely primarily on a combination of copyright, patent, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights. However, these laws and contractual provisions provide only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Policing such unauthorized use is difficult, and we cannot be certain that we can prevent it, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.

Our products may be susceptible to claims by other companies that our products infringe upon their proprietary rights, which could adversely affect our business, operating results and financial condition

   As the number of software products in our target markets increases and the functionality of these products further overlaps, we may become increasingly subject to claims by a third party that our technology infringes such party's proprietary rights. Regardless of their merit, any such claims could be time consuming and expensive to defend, may divert management's attention and resources, could cause product shipment delays and could require us to enter into costly royalty or licensing agreements. If successful, a claim of infringement against us and our inability to license the infringed or similar technology could have a material adverse effect on our business, operating results and financial condition.

   In late March 2001, NCR Corporation asked us to consider licensing certain technology which NCR alleges is covered under patents that they hold. NCR has implied that if we are unwilling to license this technology they may seek to enforce their patents against us. We have not yet had an opportunity to fully review these matters. In the event NCR seeks to enforce any of these patents and if such patents are found to be valid and enforceable against MicroStrategy, our business, operating results and financial condition may be materially adversely affected. We are not currently able to estimate the potential range of loss and the outcome of the uncertainty is unknown. Accordingly, no provision for this matter has been made in our consolidated financial statements.

Managing our international operations is complex and our failure to do so successfully or in a cost-effective manner would have a material adverse effect on our business, operating results and financial condition

   International sales accounted for 24.9%, 24.0% and 26.1% of our total revenues for the years ended December 31, 2000, 1999 and 1998, respectively. Our international operations require significant management attention and financial resources.

  There are certain risks inherent in our international business activities including:

  .  changes in foreign currency exchange rates;

  .  unexpected changes in regulatory requirements;

  .  tariffs and other trade barriers;

  .  costs of localizing products for foreign countries;

  .  lack of acceptance of localized products in foreign countries;

  .  longer accounts receivable payment cycles;

   .  difficulties in managing international operations;

   .  tax issues, including restrictions on repatriating earnings;

   .  weaker intellectual property protection in other countries; and

   .  the burden of complying with a wide variety of foreign laws.

   These factors may have a material adverse effect on our future international sales and, consequently, our business, operating results and financial condition.

The nature of our products makes them particularly vulnerable to undetected errors, or bugs, which could cause problems with how the products perform and which could in turn reduce demand for our products, reduce our revenue and lead to product liability claims against us

   Software products as complex as ours may contain errors or defects, especially when first or subsequent versions are released. Although we test our products extensively, we have in the past discovered software errors in new products after their introduction. Despite testing by us and by our current and potential customers, errors may be found in new products or releases after commercial shipments begin. This could result in lost revenue or delays in market acceptance, which could have a material adverse effect upon our business, operating results and financial condition.

   Our license agreements with customers typically contain provisions designed to limit our exposure to product liability claims. It is possible, however, that these provisions may not be effective under the laws of certain domestic or international jurisdictions. Although there have been no product liability claims against us to date, our license and support of products may involve the risk of these claims. A successful product liability claim against us could have a material adverse effect on our business, operating results and financial condition.

The price of our stock may be extremely volatile

   The market price for our class A common stock has historically been volatile and could fluctuate significantly for any of the following reasons:

   .  quarter-to-quarter variations in our operating results;

   .  developments or disputes concerning proprietary rights;

   .  technological innovations or new products;

   .  governmental regulatory action;

   .  general conditions in the software industry;

   .  increased price competition;

   .  changes in earnings estimates by analysts;

   . any change in the actual or expected amount of dilution attributable to issuances of additional shares of class A common stock upon conversion of the Series A redeemable convertible preferred stock or as a result of the litigation settlement; or

   .  other events or factors.

   Many of the above factors are beyond our control.

   The stock market has recently experienced extreme price and volume fluctuations. These fluctuations have particularly affected the market price of many software companies, often without regard to their operating performance.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares by the selling stockholders.

     We will bear all costs, fees and expenses (excluding any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares) incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees, fees and expenses of our counsel, fees and expenses of our accountants, and blue sky fees and expenses.

                              SELLING STOCKHOLDERS

     The shares of class A common stock being offered by the selling stockholders are to be issued to the selling stockholders:

   . upon exchange of series A convertible preferred stock held by the selling stockholders;

   . upon conversion of the series B convertible preferred stock, series C convertible preferred stock and series D convertible preferred stock to be issued to the selling stockholders upon exchange of their series A convertible preferred stock; and

   . as dividends on such series B convertible preferred stock and such series C convertible preferred stock in lieu of cash.

We are registering the shares of class A common stock in order to permit the selling stockholders to offer these shares for resale from time to time. Except for the ownership of the series A convertible preferred stock, the selling stockholders have not had any material relationship with us within the past three years.

  The table below lists the selling stockholders and other information regarding the beneficial ownership of the class A common stock by each of the selling stockholders as of April 27, 2001. The second column lists, for each selling stockholder, the number of shares of class A common stock held, plus the number of shares of class A common stock, based on its ownership of series A convertible preferred stock, that will be issued to the selling stockholders at the closing of the restructuring of the series A convertible preferred stock, assuming we do not exercise our right to redeem the 530 shares of series A convertible preferred stock held by HFTP Investment L.L.C., upon exchange of series A convertible preferred stock and upon conversion of the series B convertible preferred stock, series C convertible preferred stock and series D convertible preferred stock to be issued to the selling stockholders upon exchange of their series A convertible preferred stock, without regard to any limitations on conversions or exercise. The number of shares issuable may fluctuate from time to time, but the number of shares offered by this prospectus may not exceed 17,721,636. The third column lists each selling stockholder's portion of the 17,721,636 shares of class A common stock being offered by this prospectus.

  We determined the number of shares of class A common stock to be offered for resale by this prospectus pursuant to agreements with the selling stockholders and in order to adequately cover a reasonable increase in the number of shares required. Our calculation of the number of shares to be offered for resale is based on:

  . an aggregate of 7,355,978 shares of class A common stock issuable in exchange for series A convertible preferred stock or upon conversion of shares of series D convertible preferred stock issued in exchanged for such series A convertible preferred stock,

  . the conversion price of $12.50 per share of series B convertible preferred stock;

  . the conversion price of $17.50 per share of series C convertible preferred stock; and

  . the conversion price of $5.00 per share of series D convertible preferred stock.

In accordance with the terms of the registration rights agreements with the holders of the preferred shares, this prospectus covers:

 . the resale of the shares of class A common stock issuable in exchange for series A convertible preferred stock,

 . the resale of 125% of the number of shares of class A common stock issuable upon conversion of the series B convertible preferred stock, determined as if the series B convertible preferred stock were converted in full at the assumed conversion price of $12.50, plus 125% of the number of shares of class A common stock issuable in lieu of cash dividends payable on the series B convertible preferred stock;

 . the resale of 125% of the number of shares of class A common stock issuable upon conversion of the series C convertible preferred stock, determined as if the series C convertible preferred stock were converted in full at the assumed conversion price of $17.50, plus 125% of the number of shares of class A common stock issuable in lieu of cash dividends payable on the series C convertible preferred stock; and

 . the resale of the number of shares of class A common stock issuable upon conversion of the series D convertible preferred stock.

Because the number of shares of class A common stock to be issued in connection with the series A convertible preferred stock restructuring may be adjusted upon the occurrence of certain events and based on the market price of our class A common stock, the number of shares that will actually be issued upon conversion or in respect of dividends may be more than the 17,721,636 shares being offered by this prospectus. The fourth and fifth columns assume the sale of all of the shares offered by each selling stockholder.


  Under the certificate of designation for the series A convertible preferred stock, and the certificates of designation that will be filed for the series B convertible preferred stock, series C convertible preferred stock and series D convertible preferred stock, no selling stockholder may convert preferred shares to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to have acquired a number of shares of class A common stock during the 60-day period ending on the date of conversion which, when added to the number of shares of class A common stock held at the beginning of such 60-day period, would exceed 9.99% of our then outstanding class A common stock, excluding for purposes of such determination shares of class A common stock issuable upon conversion of the preferred shares which have not been converted. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."



                   Number of Shares
                   of Class A Common                         Number of Shares        Percentage of
                   Stock              Number of Shares       of Class A Common       Shares of Class A
                   Beneficially       of Class A             Stock Beneficially      Owned Common Stock
Name of Selling    Owned Prior to     Common Stock           Owned After             Beneficially Owned After
Stockholder        Offering(1)(2)     Offered Hereby(2)      Offering (1)(2)(3)      Offering (1)(3)(4)
-----------------  ----------------   ------------------     ------------------      ------------------------
HFTP Investment
L.L.C.(5)                 2,546,795            2,124,910                968,377                      2.94%
Leonardo, L.P.(6).        4,293,240            6,684,311                      0                         0%
Fisher Capital Ltd.(7)    4,608,266            6,060,442                715,728                      2.04%
Wingate Capital
Ltd.(7)                   2,175,054            2,851,973                343,272                      1.04%

-------
(1) Except as otherwise indicated, the number of shares beneficially owned is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Each selling stockholder has sole voting power and investment power with respect to all shares listed as owned by that selling stockholder. No selling stockholder owns any shares of the class B common stock of MicroStrategy.

(2) Includes all of the shares of our class A common stock to be issued to the selling stockholders upon exchange of our series A convertible preferred stock held by the selling stockholder, upon conversion of the series B convertible preferred stock, series C convertible preferred stock and series D convertible preferred stock to be issued to the selling stockholders upon exchange of their series A convertible preferred stock; and as dividends on such series B convertible preferred stock and series C convertible preferred stock in lieu of cash. The actual number of shares of our class A common stock offered hereby and included in the registration statement of which this prospectus is a part includes, as provided by Rule 416 under the Securities Act, such additional number of shares of common stock as may be issued or issuable upon conversion of our series B convertible preferred stock, series C convertible preferred stock and series D convertible preferred stock and as dividends on the series B convertible preferred stock and series C convertible preferred stock to prevent dilution resulting from any stock split, stock dividend or similar transaction. Under the certificate of designation for the series A convertible preferred stock, and the certificates of designation that will be filed for the series B convertible preferred stock, series C convertible preferred stock and series D convertible preferred stock, no selling stockholder may convert preferred shares to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to have acquired a number of shares of class A common stock during the 60-day period ending on the date of conversion which, when added to the number of shares of class A common stock held at the beginning of such 60-day period, would exceed 9.99% of our then outstanding class A common stock, excluding for purposes of such determination shares of class A common stock issuable upon conversion of the preferred shares which have not been converted. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

(3) We do not know when or in what amounts the selling stockholders will offer shares for sale, if at all. The selling stockholders may sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that will be held by the selling stockholders after completion of the offering, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.


(4) Calculated based on 31,146,465 shares of Class A common stock outstanding as of April 27, 2001.


(5) Promethean Asset Management, LLC, a New York limited liability company, serves as investment manager to HFTP Investment L.L.C. and may be deemed to share beneficial ownership of the shares beneficially owned by HFTP by reason of shared power to vote and to dispose of the shares beneficially owned by HFTP. Promethean disclaims beneficial ownership of the shares beneficially owned by HFTP. Mr. James F. O'Brien, Jr. indirectly controls Promethean. Mr. O'Brien disclaims beneficial ownership of the shares beneficially owned by Promethean and HFTP. HFTP is not a registered broker-dealer. HFTP, however, is under common control with, and therefore an affiliate of, a registered broker-dealer.


(6) Angelo, Gordon & Co., L.P. is a general partner of Leonardo, L.P. and consequently has voting control and investment discretion over securities held by Leonardo, L.P. Angelo Gordon disclaims beneficial ownership of the shares held by Leonardo, L.P. Mr. John M. Angelo, the Chief Executive Officer of Angelo Gordon, and Mr. Michael L. Gordon, the Chief Operating Officer of Angelo Gordon, are the sole general partners of AG Partners, L.P., the sole general partner of Angelo Gordon. As a result, Mr. Angelo and Mr. Gordon may be considered beneficial owners of any shares deemed to be beneficially owned by Angelo Gordon. Leonardo, L.P. is not a registered broker-dealer. Leonardo, L.P., however, is under common control with, and therefore an affiliate of, a registered broker-dealer.


(7) Citadel Limited Partnership is the trading manager of each of Fisher Capital Ltd. and Wingate Capital Ltd. and consequently has voting control and investment discretion over securities held by them. Kenneth C. Griffin indirectly controls Citadel Limited Partnership. The ownership information for Fisher Capital does not include ownership information for Wingate Capital and the ownership information for Wingate Capital does not include ownership information for Fisher Capital. Citadel Limited Partnership, Kenneth C. Griffin and Wingate Capital each disclaim ownership of the shares held by Fisher Capital. Citadel Limited Partnership, Kenneth C. Griffin and Fisher Capital each disclaim ownership of the shares held by Wingate Capital. Neither Fisher Capital nor Wingate Capital is a registered broker-dealer. Each of Fisher Capital and Wingate Capital, however, is under common control with, and therefore an affiliate of, a registered broker-dealer.


     Except for ownership of series A convertible preferred stock, no selling stockholder has had a material relationship with MicroStrategy or any of its subsidiaries within the past three years.

                              PLAN OF DISTRIBUTION

     We are registering the shares of class A common stock to be issued to the selling stockholders:

     . upon exchange of series A convertible preferred stock held by the selling stockholders;

     . upon conversion of the series B convertible preferred stock, series C convertible preferred stock and series D convertible preferred stock to be issued to the selling stockholders upon exchange of their series A convertible preferred stock; and

     . as dividends on such series B convertible preferred stock and series C convertible preferred stock in lieu of cash,

to permit the resale of the shares of class A common stock by the holders of the series A convertible preferred stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of class A common stock. We will bear all fees and expenses incident to our obligation to register the shares of class A common stock. Each of the selling stockholders purchased the series A convertible preferred stock in the ordinary course of its business and at the time the selling stockholder purchased the series A convertible preferred stock it was not a party to any agreement or other understanding, directly or indirectly, to distribute the series A convertible preferred stock or the underlying class A common stock.

     The selling stockholders may sell all or a portion of the class A common stock beneficially owned by them and offered hereby from time to time directly through one or more underwriters, broker-dealers or agents. If the class A common stock is sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent's commissions. The class A common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

     . on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

     . in the over-the-counter market,

     . in transactions otherwise than on these exchanges or services or in the over-the-counter market,

     . through the writing of options, whether such options are listed on an options exchange or otherwise, or

     . through the settlement of short sales.

     In connection with sales of the class A common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the class A common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of class A common stock short and deliver shares of class A common stock covered by this prospectus to close out short positions, provided that the short sale is made after the registration statement is declared effective and a copy of this prospectus is delivered in connection with the short sale. The selling stockholder may also loan or pledge shares of class A common stock to broker-dealers that in turn may sell such shares. If the selling stockholders effect such transactions by selling shares of class A common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of class A common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).

     The selling stockholders may pledge or grant a security interest in some or all of the shares of class A common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of class A common stock from time to time pursuant to the prospectus.

     The selling stockholders also may transfer and donate the shares of class A common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of the prospectus.

     The selling stockholders and any broker-dealer participating in the distribution of the shares of class A common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of class A common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of class A common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. In addition, upon our being notified by a named selling shareholder that a donee or a pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

     Under the securities laws of some states, the shares of class A common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of class A common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     There can be no assurance that any selling stockholder will sell any or all of the shares of class A common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

     The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of class A common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of class A common stock to engage in market-making activities with respect to the shares of class A common stock. All of the foregoing may affect the marketability of the shares of class A common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of class A common stock.


     We will pay all expenses of the registration of the shares of class A common stock pursuant to the registration rights agreement estimated to be $140,000 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the selling stockholders will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement or the selling stockholders will be entitled to contribution. We will be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholders for use in this prospectus, in accordance with the related registration rights agreement or will be entitled to contribution.

     Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of class A common stock will be freely tradable in the hands of persons other than our affiliates.

   TERMS OF THE SERIES A CONVERTIBLE PREFERRED STOCK RESTRUCTURING AND OF THE SERIES B CONVERTIBLE PREFERRED STOCK, SERIES C CONVERTIBLE PREFERRED STOCK AND
                      SERIES D CONVERTIBLE PREFERRED STOCK


     On June 19, 2000, we issued 12,500 shares of series A convertible preferred stock, $10,000 stated value per share, in a private placement to institutional investors. The net proceeds of the offering, after expenses, were approximately $120.5 million.

     On April 3, 2001, MicroStrategy and the holders of the series A convertible preferred stock agreed to a restructuring of the series A convertible preferred stock which is expected to close on June 4, 2001, subject to the satisfaction of various closing conditions. As part of the restructuring, we will have the option to redeem for cash $5.3 million face value of our outstanding series A convertible preferred stock at the closing of the restructuring and will redeem or exchange all other outstanding series A convertible preferred stock as follows:

    . $25 million stated value of the series A convertible preferred stock, or 2,500 shares, will be redeemed for $25 million in cash;

    . $33.75 million stated value of the series A convertible preferred stock, or 3,375 shares, will be exchanged for a combination of class A common stock and series D convertible preferred stock with a fixed conversion price of $5.00 per share so that the number of shares of class A common stock issued in exchange for the series A convertible preferred stock and the number of shares of class A common stock issuable upon conversion of the series D convertible preferred stock will equal 7,355,978 shares in the aggregate;

    . $33.125 million stated value of the series A convertible preferred stock, or 3,312.5 shares, will be exchanged for an equivalent face amount of series B convertible preferred stock with a conversion price of $12.50 per share, subject to adjustment at maturity if we elect to mandatorily convert these shares into class A common stock;

    . $27.825 million stated value of the series A convertible preferred stock, or 2,782.5 shares, will be exchanged for an equivalent face amount of series C convertible preferred stock, with a conversion price of $17.50 per share, subject to adjustment at maturity if we elect to mandatorily convert these shares into class A common stock.

Dividends

    The series B convertible preferred stock and series C convertible preferred stock carry a dividend rate of 12.5% per annum, payable beginning on the earlier of (a) October 1, 2001 and (b) the later of July 1, 2001 and the date that this registration statement is declared effective by the SEC and quarterly thereafter or upon conversion or redemption of the series B convertible preferred stock or series C convertible preferred stock. At the Company's option, the dividends on the series B convertible preferred stock and series C convertible preferred stock may be paid in cash or shares of class A common stock, subject to satisfaction of certain conditions. If the Company chooses to pay dividends in shares of class A common stock, the number of shares to be issued will be equal to the accrued dividends divided by the dividend conversion price.

    For purposes of such calculation, the dividend conversion price will be equal to 95% of the average of the dollar volume-weighted average prices of a share of class A common stock during the five consecutive trading days immediately preceding the dividend date.

    For example, if the dividend date were April 23, 2001 and we elected to pay the dividend in shares of our class A common stock, 95% of the average of the dollar volume-weighted average prices of our class A common stock during the five consecutive trading days ending on April 20, 2001 was $3.7237 per share, and we would have been required to issue 83 shares of class A common stock per share of series B convertible preferred stock and series C convertible preferred stock in lieu of a cash dividend, calculated as follows, where N represents the number of days since the date of the last dividend payment (assuming N is 90 days):

             (0.125) (N/365) ($10,000)  = 83
             --------------------------
                 $3.7237

    For example, assuming we paid all dividends on all shares of series B convertible preferred stock and series C convertible preferred stock that may be issued to the selling stockholders over the three-year term of the securities and assuming the conversion rate of $3.7237 indicated in the illustration above remained constant, we would issue approximately 6,138,048 shares of class A common stock as dividends.

    We will not have the right to pay dividends in shares of our class A common stock if a triggering event, as described below, has occurred and is continuing or if this registration statement is not effective and available on the dividend date or 10 days prior to the dividend date. Triggering events include the following:

    . the failure of a registration statement covering the resale of the shares of class A common stock underlying the series B convertible preferred stock the series C convertible preferred stock and the series D convertible preferred stock to be declared effective by the SEC on or prior to 335 days after the date the series B convertible preferred stock, series C convertible preferred stock and series D convertible preferred stock are issued;

    . the suspension or delisting from trading of our class A common stock on the Nasdaq National Market or the New York Stock Exchange for a period of five consecutive trading days or for more than 10 trading days in any 365-day period;

    . our notice to any holder of series B convertible preferred stock, series C convertible preferred stock or series D convertible preferred stock of our intent not to comply with a request for conversion tendered in accordance with the terms of the certificates of designations relating to the series B convertible preferred stock, series C convertible preferred stock and series D convertible preferred stock;

    . our failure to issue shares of class A common stock upon conversion prior to the 10th business day after the required date of delivery;

    . if our stockholders do not approve of the issuance of the class A common stock upon conversion of series B convertible preferred stock, series C convertible preferred stock and series D convertible preferred stock in connection with the restructuring of the series A convertible preferred stock, our failure to issue shares of class A common stock after a proper request from a selling stockholder due to the limitation on the number of shares we may issue to comply with Nasdaq Rule 4350; or

    . our breach of any representation, warranty, covenant or other term or condition of the documents governing the redemption and exchange of the series A convertible preferred stock unless the breach would not have a material adverse effect or is cured within 10 business days after it occurs.


Maturity Date

    The series B convertible preferred stock, series C convertible preferred stock and series D convertible preferred stock mature three years from the date of issuance, subject to extension in some circumstances. At maturity, the series B convertible preferred stock and series C convertible preferred stock must be redeemed or converted at our option. If we elect to redeem any series B convertible preferred stock and series C convertible preferred stock outstanding at the maturity date, the amount required to be paid will be equal to $10,000 per share plus accrued and unpaid dividends. If we elect to convert any series B convertible preferred stock and series C convertible preferred stock outstanding at the maturity date, we will be required to issue shares in an amount determined as described below under "Conversion." At maturity, any series D convertible preferred stock outstanding must be converted into shares of class A common stock at a fixed conversion price of $5.00 per share.

Conversion

    We may require the selling stockholders to convert their series B convertible preferred stock and series C convertible preferred stock into shares of our class A common stock at maturity, which date may be extended under some circumstances. If we do not require the selling stockholders to convert their series B convertible preferred stock or series C convertible preferred stock, then we must redeem them. Prior to maturity, the selling stockholders have the right to convert their series B convertible preferred stock, series C convertible preferred stock and series D convertible preferred stock into shares of our class A common stock at any time and from time to time, subject to the limitations on their percentage ownership of outstanding shares of our class A common stock described below. The number of shares of class A common stock issuable on conversion of a share of series B convertible preferred stock or a share of series C convertible preferred stock is determined by dividing the sum of $10,000 plus accrued and unpaid dividends by the applicable conversion price as described below. If conversion occurs at the election of the holder of series B convertible preferred stock or series C convertible preferred stock, then the applicable conversion price will be the fixed conversion price of $12.50 and $17.50 per share, respectively, subject to certain adjustments. If we require conversion of the series B convertible preferred stock or series C convertible preferred stock at the maturity date, pursuant to the terms of the certificates of designation, the applicable conversion price will be the lower of the fixed conversion price or 95% of the average of the dollar volume-weighted average prices of the class A common stock during the 30 consecutive trading days immediately prior to the date we require such conversion.

    We are required to convert any shares of series D convertible preferred stock outstanding at the maturity date of three years from the date of issuance. In addition, the holders have the right to convert their series D convertible preferred stock into shares of class A common stock at any time and from time to time, subject to certain limitations on their percentage ownership of outstanding shares of class A common stock. We are required to issue 2,000 shares of class A common stock upon conversion of a share of series D convertible preferred stock.

    The following table illustrates the number of shares of class A common stock we would be required to issue upon the exchange of 9,470 of the 12,500 shares of series A convertible preferred stock currently outstanding, including upon the exchange of 3,375 shares of series A convertible preferred stock for a combination of shares of class A common stock and series D convertible preferred stock and upon conversion of all shares of series B convertible preferred stock, series C convertible preferred stock and series D convertible preferred stock issued in connection with such exchange, and the resulting percentage of the total number of shares of our class A common stock and class B common stock outstanding, assuming the conversion of each share of class B common stock for one share of class A common stock, after such conversion. The table also illustrates the number of shares of our class A common stock we would be required to issue assuming (i) an increase of 25%, 50% and 75% in the assumed conversion price and (ii) decreases of 25%, 50% and 75% in the assumed conversion prices of the series A convertible preferred stock, series B convertible preferred stock and series C convertible preferred stock.

 ------------------------------------------------------------------------------------------------------------------------
                                                                      Number of Shares of              Percentage of
                                           Conversion Price           Class A Common Stock             Common Stock
       Series of Preferred Stock               Per Share                  Issuable (1)             after Conversion (2)
       -------------------------               ---------                  ------------             --------------------
 ------------------------------------------------------------------------------------------------------------------------
Exchange of 3,375 shares of Series A              Not applicable             7,355,978                  8.96%
 Convertible Preferred Stock (3)
-------------------------------------------------------------------------------------------------------------------------
Conversion of Series B Convertible                    $12.50                 2,650,000                  2.23%
 Preferred Stock by holders prior to
 maturity
-------------------------------------------------------------------------------------------------------------------------
Conversion of Series B Convertible                $9.87(+75%)                3,356,130                  4.09%
 Preferred Stock by MicroStrategy at              $8.46(+50%)                3,915,485                  4.77%
 maturity (4)                                     $7.05(+25%)                4,698,582                  5.72%
                                                  $5.64  (0%)                5,873,227                  7.15%
                                                  $4.23(-25%)                7,830,969                  9.54%
                                                  $2.82(-50%)               11,746,454                 14.30%
                                                  $1.41(-75%)               23,492,908                 28.61%

------------------------------------------------------------------------------------------------------------------------
Conversion of Series C Convertible                    $17.50                 1,590,000                  1.94%
 Preferred Stock by holders prior to
 maturity
------------------------------------------------------------------------------------------------------------------------
Conversion of Series C Convertible                $9.87(+75%)                2,819,149                  3.43%
 Preferred Stock by MicroStrategy at              $8.46(+50%)                3,289,007                  4.01%
 maturity (4)                                     $7.05(+25%)                3,946,809                  4.81%
                                                  $5.64  (0%)                4,933,511                  6.01%
                                                  $4.23(-25%)                6,578,014                  8.01%
                                                  $2.82(-50%)                9,867,021                 12.02%
                                                  $1.41(-75%)               19,734,043                 24.03%

 ------------------------------------------------------------------------------------------------------------------------

_________________

(1) The number of shares of class A common stock issuable upon conversion or exchange as set forth in the table above does not include any shares of class A common stock that may be issuable as dividends on the unexchanged series A convertible preferred stock, the series B convertible preferred stock or the series C convertible preferred stock, or in respect of accrued but unpaid dividends on the series A convertible preferred stock prior to the date of exchange. If we were to pay dividends on the series B convertible preferred stock and series C convertible preferred stock over the three-year term thereof in shares of class A common stock, assuming a constant dividend conversion price of $5.64, we would be required to issue an additional 4,052,527 shares of class A common stock in respect of such dividends.


(2) Calculated based on 31,146,465 shares of class A common stock and 50,975,624.2 shares of class B common stock issued and outstanding as of April 20, 2001. No holder may convert any series A convertible preferred stock, series B convertible preferred stock, series C convertible preferred stock or series D convertible preferred stock exceeding the number of shares which, upon giving effect to such conversion, would cause the holder, together with the holder's affiliates, to have acquired a number of shares of class A common stock during the 60-day period ending on the date of conversion which, when added to the number of shares of class A common stock held at the beginning of such 60-day period, would exceed 9.99% of our then outstanding class A common stock, excluding for purposes of such determination any shares of class A common stock issuable upon conversion of the series A convertible preferred stock that have not been converted.

(3) In lieu of issuing all 7,355,978 shares of class A common stock upon exchange of series A convertible preferred stock, we may instead issue shares of series D convertible preferred stock, such that the number of shares of class A common stock issuable upon conversion of such shares of series D convertible preferred stock at a fixed conversion price of $5.00, when added to the number of shares of our class A common stock we issue upon exchange of the series A convertible preferred stock, will equal 7,355,978.

(4) Based upon an assumed conversion price of $5.64, which was the closing sale price of the class A common stock on April 20, 2001.


   The fixed conversion rate for the series B convertible preferred stock and series C convertible preferred stock are subject to adjustment, according to a weighted-average antidilution formula, in the event that we issue additional shares of common stock or securities convertible into common stock, subject to certain exceptions, at a dilutive purchase price.

Redemption

   To the extent that we do not convert the series B convertible preferred stock and series C convertible preferred stock outstanding at maturity, and do not extend such date pursuant to the terms of the certificates of designation, we must redeem such series B convertible preferred stock and series C convertible preferred stock for cash equal to $10,000 per share plus accrued dividends.

   If a triggering event as described under the heading "Dividends" above occurs, the holders of the series B convertible preferred stock, series C convertible preferred stock and series D convertible preferred stock will have the right to require us to redeem all or a portion of any outstanding preferred shares for cash. The redemption price in such a case, with respect to each series of preferred stock, is the greater of:

   . 125% of the applicable stated value for the series B convertible preferred stock plus accrued dividends in the case of series B convertible preferred stock; or

   . 125% of the applicable stated value for the series C convertible preferred stock plus accrued dividends in the case of series C convertible preferred stock; or

      the stated value of the series D convertible preferred stock in the case of the series D convertible preferred stock; or

   . the product of the number of shares of class A common stock into which the series B convertible preferred stock, series C convertible preferred stock and series D convertible preferred stock are convertible multiplied by the closing sale price of our class A common stock on the day immediately before the triggering event occurs.

   In the event of a merger, consolidation, a sale of all or substantially all of our assets or related transaction, each holder of the series B convertible preferred stock and series C convertible preferred stock at its option has the right to require us to redeem all or a portion of such holder's preferred shares at a price equal to 125% of the stated value for such shares plus accrued dividends.

Liquidation Preference

   In the event of our liquidation, the holders of the series B convertible preferred stock, series C convertible preferred stock and series D convertible preferred stock will be entitled to a liquidation preference before any amounts are paid to the holders of our class A common stock. The liquidation preference is equal to $10,000 per share, plus accrued and unpaid dividends on any outstanding series B convertible preferred stock and series C convertible preferred stock.

Voting Rights

   Other than as required by law, the holders of the series B convertible preferred stock, series C convertible preferred stock and series D convertible preferred stock have no voting rights except that the consent of holders of at least two-thirds of the outstanding shares of the applicable series of preferred stock will be required to effect any change in either our amended and restated certificate of incorporation or certificates of designation that would change any of the rights of the applicable series of preferred stock or to issue any other additional shares of such series of preferred stock.


                                 LEGAL MATTERS

   The validity of the shares of class A common stock offered by this prospectus has been passed upon by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

     The financial statements incorporated in this Registration Statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by MicroStrategy Incorporated. All amounts shown are estimates except the Securities and Exchange Commission registration fee.



Filing Fee - Securities and Exchange Commission
                                                                    $ 18,474.80
Legal fees and expenses...........................................  $100,000.00

Accounting fees and expenses......................................  $ 20,000.00

Miscellaneous expenses............................................  $  1,525.20
                                                                      ---------

     Total Expenses...............................................  $   140,000


Item 15.  Indemnification of Directors and Officers.


    Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. MicroStrategy has included such a provision in its Certificate of Incorporation.

    Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

    MicroStrategy's certificate of incorporation provides that an officer or director of MicroStrategy will not be personally liable to MicroStrategy or its stockholders for monetary damages for any breach of his fiduciary duty as an officer or director, except in certain cases where liability is mandated by the Delaware General Corporation Law. The provision has no effect on any non-monetary remedies that may be available to MicroStrategy or its stockholders, nor does it relieve MicroStrategy or its officers or directors from compliance with federal or state securities laws. MicroStrategy's certificate of incorporation also generally provides that MicroStrategy shall indemnify, to the fullest extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding by reason of the fact that he is or was a director or officer of MicroStrategy, or is or was serving at the request of MicroStrategy as a director, officer, employee or agent of another entity, against expenses incurred by him in connection with such proceeding. An officer or director shall not be entitled to indemnification by MicroStrategy if the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the MicroStrategy, or with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his conduct was unlawful.

    MicroStrategy has purchased directors' and officers' liability insurance which would indemnify its directors and officers against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such.

Item 16.  Exhibits


Exhibit
 Number    Description
 ------    -----------

     5.1*  Opinion of Hale and Dorr LLP.
     23.1  Consent of PricewaterhouseCoopers LLP.
     23.2  Consent of Hale and Dorr LLP (included in Exhibit 5.1 filed herewith).
     24.1  Power of Attorney (see the signature page to this Registration Statement).

____________________
* To be filed by amendment.

Item 17.  Undertakings.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

          (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

     provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included is a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

     (2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Commonwealth of Virginia, on May 2, 2001.


                              MICROSTRATEGY INCORPORATED

                              By: /s/ Michael J. Saylor
                                 ------------------------
                                 Michael J. Saylor
                                 Chief Executive Officer

                        SIGNATURES AND POWER OF ATTORNEY

     We, the undersigned officers and directors of MicroStrategy Incorporated, hereby severally constitute and appoint Michael J. Saylor, Sanju K. Bansal, Eric
F. Brown, Jonathan F. Klein and Thomas S. Ward and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below any and all pre-effective and post-effective amendments to this Registration Statement on Form S-3 filed herewith and generally to do all such things in our name and behalf in our capacities as officers and directors to enable MicroStrategy Incorporated to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to any and all amendments to said Registration Statement.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


          Signature                             Title                              Date
          ---------                             -----                              ----

/s/ Michael J. Saylor          Chairman of the Board of Directors and                 May 2, 2001
----------------------------
Michael J. Saylor              Chief Executive Officer (Principal
                               Executive Officer)

/s/ Eric F. Brown              President and Chief Financial Officer                  May 2, 2001
----------------------------
Eric F. Brown                  (Principal Financial and Accounting
                               Officer)

/s/ Sanju K. Bansal            Director                                                May 2, 2001
----------------------------
Sanju K. Bansal


/s/ Frank A. Ingari            Director                                              May 2, 2001
----------------------------
Frank A. Ingari

/s/ Jonathan J. Ledecky        Director                                              May 2, 2001
----------------------------
Jonathan J. Ledecky

/s/ John W. Sidgmore           Director                                              May 2, 2001
----------------------------
John W. Sidgmore

/s/ Ralph S. Terkowitz         Director                                              May 2, 2001
----------------------------
Ralph S. Terkowitz



                                 EXHIBIT INDEX


Exhibit
 Number    Description
 ------    -----------
     5.1*  Opinion of Hale and Dorr LLP.
     23.1  Consent of PricewaterhouseCoopers LLP.
     23.2  Consent of Hale and Dorr LLP (included in Exhibit 5.1 filed herewith).
     24.1  Power of Attorney (see the signature page to this Registration Statement).

*  To be filed by amendment.